EXHIBIT 99.1

Payment of dividends to BDR holders

ROAD TOWN, British Virgin Islands, Aug. 29, 2025 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (TSX: ORA) (B3: AURA33) (NASDAQ: AUGO) (“Aura” or the “Company”) pursuant to the Comissão de Valores Mobiliários (“CVM”) Resolution No. 44, in view of the Material Fact disclosed on August 5, 2025, hereby informs the holders of the Company's level III sponsored share deposit certificates (“BDR”) and to the market in general, the clarifications on the announced dividend payment process:

  Dividend announced on August 5, 2025: US$0.11 per BDR
  Effective exchange rate for converting US dollars (USD) into Brazilian reais (BRL): BRL 5,4134 per USD
  Applied tax on financial transaction: 0.38%
  Dividends to be paid to the Company's BDR holders: R$0,593211199 per BDR
  Payment date: until September 5, 2025.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's five operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, and Borborema gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

For further information, please visit Aura’s website at www.auraminerals.com or contact: Investor Relations ri@auraminerals.com